EXHIBIT 12.1

FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Nine Months
	Ended
	February 28,		Year Ended May 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income before income taxes	$1,992	$1,602	$2,313	$1,319	$1,338	$1,160	$927
Add back:
Interest expense, net of capitalized interest	103	126	160	136	124	144	155
Amortization of debt issuance costs	4	5	6	7	4	4	2
Portion of rent expense representative of interest factor	645	596	800	712	713	710	667
Earnings as adjusted	$2,744	$2,329	$3,279	$2,174	$2,179	$2,018	$1,751
Fixed Charges:
Interest expense, net of capitalized interest	$103	$126	$160	$136	$124	$144	$155
Capitalized interest	25	14	22	11	16	27	27
Amortization of debt issuance costs	4	5	6	7	4	4	2
Portion of rent expense representative of interest factor	645	596	800	712	713	710	667
	$777	$741	$988	$866	$857	$885	$851
Ratio of Earnings to Fixed Charges	3.5	3.1	3.3	2.5	2.5	2.3	2.1